INVESTOR PRESENTATION

Seed, June 2022


sanda
katrina ★
ali
fiona
sanda
AD

EKCHAT, INC.

E = Social + Chat + Money

ek.chat

The Problem

and how we applied **first principles** to solve it. And how we created a **new product category**.

The World Today - Without E

The social media landscape experiences myriads of issues today.

Privacy, trust, government demands, regulatory pressures and content quality issues are the top concerns for any social media company.

The prime reason why these problems were created in the first place is the way these platforms were designed in their formative years. User metrics were the prime source of funding and advertising – and all the platforms created their products around this.

User onboarding diligence became a non priority and the platforms were designed to create a user identity behind a wall of anonymity. All you needed was an email to create your account. Anonymity and fake accounts became the norm for all platforms. We have morphed into a world of bots and boughts.

This created the biggest setback the platforms now face – when trying to address and respond to the issues highlighted – in order to appease their users, governments and stakeholders.

Facebook needs over 45,000 content moderators globally to moderate Facebook and Instagram. Twitter has huge problems moderating its platform. Privacy and user data safeguards are questioned daily.

Trust in these platforms are at an all time low. Coupled with the fact that there are no alternative solutions that address these issues, users are left with no choice – other than cease social networking – but to use these platforms.

This has led to user backlash, government demands, regulatory pressures and advertiser boycotts.

We looked at the problem with a new approach. Rather than create a social network that gives only incremental improvements and experiences to a user, we decided to think differently.

What if Apple built the social internet?

They would start with privacy, design the best looking product, layer trust on the platform with great user experiences – and make sure the network made a lot of money.

It would be the best. Perhaps one that does not have the most users initially – but definitely one that would be the best in the world.

With this guiding north star, we embarked on a formidable journey – to create the worlds best social, messaging and payments company.

So what did we do?

We used **first principles** to break down all the constituent elements of a social network to their basics – designed a product that is easy and fun to use, with familiarity and adaptability built in – and then we layered payments and financial services on top of it.

All this was achieved against the backdrop of a changing world, a behavioural shift to online platforms and a global health pandemic.

Interesting fact – At one stage of our ideation and prototyping, we were inclined to built a social and messaging platform for India and the South Asian market – and for people with an affinity to the region.

The idea, though great and definitely a winner in future, would create a major issue – it would become the WeChat equivalent for South Asia and thus – and not by intent, would eventually end up being a walled garden. One that would cater for South Asians and make the rest of the world almost unwelcome. We would have created a monster. We decided against it.

We had to create a global product from day one – else it would go against our ethos – against everything we believe in.

What users desire?

A fun place where they can socialise. A place that they can trust. A place which has privacy, quality and money built in. The world needs a different solution. A new category.

Our Answer

We are building the future. We call it E. E is a **social network** with a built in **messaging platform** and a **universal payments system**. All in one app.

E = Social + Chat + Money

Welcome to the world with E

Solution

The future of **social, messaging** and **money**



EkChat
9.41 AM
Explore
HOT
All
People
Stories
Brands
Trending
ali
kangana
dualipa
jacqueline
sanda
fiona



EkChat
9.41 AM
EkChat
sanda
It's such a lovely day!
2:08 pm
3
iOS Group
Welcome to the future
10.07 am
28
naveen
Hey Bro!
9:25 am
fiona
Bula!
7:21 am
75
amanda
Hello Ali
Yesterday 5:37 pm
1



EkChat
9.41 AM
Wallet
$172.85
Available Balance
Home
History
Add
Send
BillPay
E
5592 2680 1703 85**
ALI SALAMAT
mastercard
EkChat Wallet is now available in
USA
SINGAPORE
INDONESIA
INDIA
GET STARTED
Fees, Terms and Conditions apply.

Social + **Chat** + **Money**

Social

Everything you would expect in a social network.

Feed, Posts, Photos, Videos, Stories, Thoughts, People, Celebrities, Brands, Journal, Trending, Stickers & more!

We comply with SOC 2, HIPAA/HITECH, ISO 27001 and EU-US Privacy Shield Standards and we are GDPR Compliant.

Every feature that existing social media products offer is built into E. And more!

100% Real Users. Zero Fake Accounts.


EkChat
9.41 AM
Explore
BRAVO!
All
People
Stories
Brands
Trending
People
sanda
devyanshi
amanda
Stories
Brands

ISO27001 GDPR EU/US Privacy Shield SOC 2 HIPAA/HITECH

Chat

A messaging platform built on your existing contact list.

Chat, Voice Calls, Video Calls, Group Chat, Media Transfer, Stickers & more!

Our Chat is SOC 2, ISO 27001, HIPAA/HITECH and EU-US Privacy Shield certified.

Fast and elegant solution.

Superior user experience.

Safe, Secure and Fast Messaging.


EkChat
9.41 AM
EkChat
sanda
2:08 pm
It's such a lovely day!
3
iOS Group
10.07 am
Welcome to the future
28
naveen
9:25 am
Hey Bro!
fiona
7:21 am
Bula!
75
amanda
Yesterday 5:37 pm
Hello Ali
1

ISO27001 GDPR EU/US Privacy Shield SOC 2 HIPAA/HITECH

Money

We have built **a universal payments system** - EkPay.

Mastercard and Visa Debit Cards, Wallet, Payments, Business or Personal Accounts, Send or Receive Money, BillPay & more!

EkPay works independently of E as well. EkPay can be downloaded and used as a separate app.

EkPay enables global financial services for banked and unbanked users.

Helping the world transition to a digital and cashless economy.


EkChat
9.41 AM
Wallet
$172.85
Available Balance
Home
History
Add
Send
BillPay
E
5592 2680 1703 85**
ALI SALAMAT
mastercard
EkChat Wallet is now available in
USA
SINGAPORE
INDONESIA
INDIA
GET STARTED
Fees, Terms and Conditions apply.

ISO27001 GDPR EU/US Privacy Shield SOC 2 HIPAA/HITECH

Leadership

Our founding team has founded and invested in global and regional businesses and brands.



Ali Salamat

CEO EkChat, Founder BillPay



Pankaj Kumar

CTO Android



Vinay Bansal

CTO iOS



Naveen Arya

Director EkChat, Founder AllOut, Interflora India, Roadzen, Diamond2



Dilip Chugani

Director EkChat, Founder KNS Group of Companies, Indonesia

Progress

We have developed and launched our MVP in beta on AppStore and PlayStore.

Available in 190 countries.

Android

Launched on Google PlayStore

iOS

Launched on Apple AppStore

Web

Web version in development

App Distribution, Vendors, Partners

We work with some of the worlds best companies and government agencies to deliver our unique product and in app services.

Platform

Google

Apple

IBM

Twilio

Stripe

Unique Identification Authority of India

Government of Dubai

Dubai Financial Services Authority

Singapore GovTech

Infrastructure, Big Data, Authentication, Regulatory and Government, Distribution

Payments

Visa

Mastercard

American Express

Google

Apple

Stripe

BillPay

Razorpay

Verified

Mercury Bank

Card Issuing, KYC, Payment Processing and In-App Payment

Banks

Silicon Valley Bank

Standard Chartered

Emirates NBD

DBS

UOB

OCBC

Federal Bank

IndusInd

Kotak Mahindra

Bank of India

BIN Sponsors, Custodians, User Direct Deposits and Banking

Total Addressable Market Users - 2022

6.5 BILLION*

Global smartphone subscriptions.

Statistica / Ericsson

**forecast*

Total Addressable Market $ - 2021 Global Digital Economy

12 TRILLION

Global digital economy inclusive of ecommerce and all other digital services.
Global digital economy was increasing at 15% annually pre-pandemic.
Growth is forecasted to be exponential due to pandemic impact and the global transition to online services.

Oxford Economics

Total Addressable Market $ - 2021 Global Financial Services

25 TRILLION

Global non cash financial services transactions. Banks capture the most value in this category.
Adoption of proxy financial service providers, fintech companies and service providers are proven models of captured value transfer from banks and the creation of new value added financial services layers to users.

Organisation for Economic Co-operation and Development (OECD) / IDC / Oxford Economics / Accenture Strategy

Business Model

and how we capture value from the Total Addressable Market.

6.5 BILLION USERS
12 TRILLION $ DIGITAL ECONOMY
25 TRILLION $ FINANCIAL SERVICES

E becomes a platform that enables services to users in all 3 categories.

We connect users, we enable commerce and we provide financial services.

We capture value in each category.

E = Social + Chat + Money



EkChat
9.41 AM
Explore
BOLD
All
People
Stories
Brands
Trending
nike
cadbury
ROLEX
rolex
rolls-royce
GUCCI
gucci
pringles
coca-cola
starbucks
pizzahut
SUBWAY
subway
Emirates
emirates
OREO
oreo

Product Strategy & Key Business Metrics

2022 - 2027 Projections*

Stage	Milestones	Timeline	Downloads	Users	Revenue	Funding	Cumulative	Value Created
Markets	E Global Brand The Social+Money Company	2027	1B+	1B	$5B	$3B	$5B	$20B
IPO	Global Expansion IPO	2026 Q3	1B+	500M	$2B	$1B	$2B	$5B
Series E	Global Expansion Launch Music & TV	2025 Q3	1B	300M	$1B	$500M	$1B	$2B
Series D	Global Expansion Launch Content	2024 Q3	500M	200M	$500M	$300M	$500M	$1B
Series C	Global Expansion Launch Business Services	2024 Q1	200M	100M	$200M	$100M	$200M	$500M
Series B	Global Market Validation Launch Payments & Advertising	2023 Q3	100M	50M	$100M	$70M	$100M	$300M
Series A	Global Growth Initial Growth	2023 Q1	50M	10M	$1M	$20M	$30M	$100M
Pre Series A	Global Product Validation Product Launch	2022 Q4	10M	1M	$100K	$5M	$10M	$50M
Seed	Initial Product Validation Beta Launch	2022 Q3	1000	100	$100	$5M	$5M	$20M
Ideation	Product Ideation Alpha Launch	2022 Q1	10	10	_	_	_	$5M

*Forward-looking projections can't be guaranteed.

Wefunder

We are raising $250,000 on a $20M Valuation Cap

Instrument • SAFE

Terms

$250,000 Total Offering

$20M SAFE Valuation Cap

20% early bird valuation cap discount for first $100,000

Use of Funds

Product Development
Product Launch
Users & Celebrity Onboarding
Community Development
Operating Expenses

Product Launch

We have built a **global product** from day one.

We will launch product features in stages with geographical emphasis in the following order.

NORTH AMERICA
EUROPE
INDIA
SOUTH ASIA
SOUTH AMERICA
AFRICA
MIDDLE EAST
SOUTH EAST ASIA
OCEANIA
REST OF WORLD


EkChat
9.41 AM
Explore
SUNNY Day
All
People
Stories
Brands
Trending

This is a planned product roll out approach strategy however market adoption and downloads may not be in this order. The full product was launched globally (without geographical restrictions) on Google PlayStore and Apple AppStore.

Key Investment Highlights

We have created a unique product with an optimal business model.

E is available in 190 countries.

Downloaded in 105* countries.

**Downloads as of May 2022*

New Product Category

Social networking, messaging and money. All in on app called E.

Massive Global Market

Massive Total Addressable Market for our product offering.

Superior Product

Sleek, fun, easy to use. Security and Privacy built in. High Product Value.

Potential Market Leader

Our vision is to be the market leader in this new product category.

Strong Unit Economics

Low CAC. Low cost user data storage. High LTV. Organic growth.

Built in Network Effect

User generated onboarding flywheel. High retention. First to market.

Significant Future Upside

Strategic moat. Ability to be the global default platform for core product. $.

Letter from CEO

June 1 2022

EKCHAT SEED OFFERING

Thank you for reading our Investor Presentation.

Today

We have achieved the first stage of our business plan by launching our MVP in beta. Despite various setbacks, challenges and the ongoing global pandemic we have built a great product and launched our MVP — in 12 months. I am thankful to the team for delivering a world class product — an elegant solution that will change the way we use smartphones.

Plan

Our business plan is laid out in a simple format — sans unattainable forecasts and fluff. It is a blueprint for our company and it envisions our initial 5 year business strategy.

One key takeaway from 2020 is that a single event can trigger a global change in human behaviour. Those that are prepared to change, adapt and persevere — will win.

Future

The future for EkChat Inc is bright and we are excited about the potential impact of our product on our users globally.

The global macro outlook favours our product rollout. One that is not devoid of challenges and obstacles. Though we are optimistic about our future, we are equally cautious and frugal — launching product features in stages.

Our business growth can be forecast as exponential. We will have to work smart to attain it. Our focus is on winning!

Growth

The global pandemic — notwithstanding the health and economic challenges — gives us an opportune time to launch our service.

The transition to, demand for — and reliance on — social, messaging and payments services is enormous and will continue to increase exponentially in the coming months and years.

People, Product and Market

At EkChat Inc, product drives innovation. We have assembled the perfect team to create a market defining product. We have built the capability to scale up our service fast. The beta version of E has been downloaded organically in 105 countries*. This validates the massive global growth potential of E and the initial product market fit.

As we embark on the next steps in our business plan, we seek investors whose investment thesis align with our company vision — partners who will be part of our success.

When we succeed — we would have built the worlds' best social, messaging and payments company.

Those who see merit in our vision and business model, will join us. We are building a winner!

I look forward to welcoming you on E.

Sincerely

Ali Salamat
CEO

Downloads as of May 2022


EkChat
9.41 AM
Explore
Aha!
All
People
Stories
Brands
Trending
sanda
fiona
rasima
aryaman
tatyana
sid
dilip
ali
naveen

The future of **social networking**, **messaging** and **money**


EkChat
9.41 AM
Explore
BOLD
All
People
Stories
Brands
Trending
nike
cadbury
ROLEX
rolex
rolls-royce
GUCCI
gucci
pringles
coca-cola
starbucks
pizzahut
SUBWAY
subway
Emirates
emirates
OREO
oreo

Through chances various,
through all vicissitudes,
we make our way.

Aeneid

ek.chat

EKCHAT, INC.

USA, UK, UAE, INDIA, SINGAPORE

ek.chat

EkChat is GDPR compliant.

Our Chat is SOC 2, ISO 27001, HIPAA/HITECH and EU-US Privacy Shield certified.